

Mail Stop 3233

August 27, 2018

Via Email
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

Re: Whitestone REIT
Form 10-Q
Filed August 9, 2018
File No. 001-34855

Dear Mr. Holeman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 6. Investment in Real Estate Partnership, page 13

1.   We note your determination that the Contribution in December 2016 did not meet the requirements for derecognition of the underlying assets. Please provide us with a detailed analysis of how you reached your conclusion for the period beginning on January 1, 2018, citing relevant accounting literature.

Item 4. Controls and Procedures, page 52

2.   Please tell us how you considered the identification and correction of the accounting errors related to the consolidation of Pillarstone OP in your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2018 and December 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities